Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and six-month periods ended July 31, 2024 and 2023

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Six-month periods ended
	Notes	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Revenues	14	$1,841.9	$2,778.0	$3,873.6	$5,207.4
Cost of sales		1,465.4	2,080.4	3,017.1	3,886.3
Gross profit		376.5	697.6	856.5	1,321.1

Operating expenses
Selling and marketing		110.7	117.1	235.0	244.6
Research and development		84.4	102.7	199.7	204.4
General and administrative		86.9	93.8	186.1	192.6
Other operating expenses	15	20.1	5.2	37.2	18.8
Total operating expenses		302.1	318.8	658.0	660.4
Operating income		74.4	378.8	198.5	660.7

Financing costs	16	50.1	47.2	98.8	91.5
Financing income	16	(4.0)	(6.1)	(5.8)	(7.6)
Foreign exchange (gain) loss on long-term debt		11.7	(77.0)	81.9	(33.6)
Income before income taxes		16.6	414.7	23.6	610.4
Income tax expense	17	9.4	76.0	23.8	117.2
Net income (loss)		$7.2	$338.7	$(0.2)	$493.2

Attributable to shareholders		$6.6	$337.7	$(1.0)	$491.9

Attributable to non-controlling interest		$0.6	$1.0	$0.8	$1.3

Basic earnings (loss) per share	13	$0.09	$4.34	$(0.01)	$6.28

Diluted earnings (loss) per share	13	$0.09	$4.26	$(0.01)	$6.16

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Six-month periods ended

	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Net income (loss)	$7.2	$338.7	$(0.2)	$493.2

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(26.8)	57.5	(47.9)	48.5
Net changes in unrealized gain (loss) on translation of foreign operations	4.1	(11.7)	1.3	(2.8)
Income tax (expense) recovery	7.1	(15.4)	12.8	(12.9)
	(15.6)	30.4	(33.8)	32.8

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	(8.7)	9.6	2.3	7.9
Gain on fair value of restricted investments	0.1	0.1	0.2	—
Income tax (expense) recovery	2.0	(2.5)	(0.8)	(2.0)
	(6.6)	7.2	1.7	5.9
Total other comprehensive income (loss)	(22.2)	37.6	(32.1)	38.7
Total comprehensive income (loss)	$(15.0)	$376.3	$(32.3)	$531.9

Attributable to shareholders	$(15.9)	$375.8	$(33.7)	$531.9

Attributable to non-controlling interest	$0.9	$0.5	$1.4	$—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	July 31, 2024	January 31, 2024

Cash and cash equivalents		$165.4	$491.8
Trade and other receivables		389.1	656.3
Income taxes and investment tax credits receivable		110.1	60.8
Other financial assets	3	117.2	106.6
Inventories	4	2,214.5	2,155.6
Other current assets	5	80.2	57.7
Total current assets		3,076.5	3,528.8

Investment tax credits receivable		26.6	19.0
Other financial assets	3	28.4	49.6
Property, plant and equipment		2,027.1	2,004.3
Intangible assets		663.1	665.1
Right-of-use assets		179.5	169.7
Deferred income taxes		371.8	337.5
Other non-current assets	5	5.4	1.5
Total non-current assets		3,301.9	3,246.7

Total assets		$6,378.4	$6,775.5

Trade payables and accruals		1,225.3	1,450.4
Provisions	7	804.8	766.7
Other financial liabilities	8	69.9	45.8
Income tax payable		46.2	47.9
Deferred revenues		77.7	89.9
Current portion of long-term debt	9	60.3	58.1
Current portion of lease liabilities		49.7	46.3
Total current liabilities		2,333.9	2,505.1

Long-term debt	9	2,764.4	2,705.0
Lease liabilities		149.6	142.0
Provisions	7	134.8	148.5
Other financial liabilities	8	76.4	65.1
Deferred revenues		95.4	113.2
Employee future benefit liabilities		154.6	156.3
Deferred income taxes		92.1	105.9
Other non-current liabilities		23.1	20.5
Total non-current liabilities		3,490.4	3,456.5
Total liabilities		5,824.3	5,961.6

Equity		554.1	813.9

Total liabilities and equity		$6,378.4	$6,775.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the six-month period ended July 31, 2024

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus		Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2024	$248.5	$71.8		$443.1	$0.6	$44.9	$808.9	$5.0	$813.9
Net income (loss)	—	—		(1.0)	—	—	(1.0)	0.8	(0.2)
Other comprehensive income (loss)	—	—		1.7	0.7	(35.1)	(32.7)	0.6	(32.1)
Total comprehensive income (loss)	—	—		0.7	0.7	(35.1)	(33.7)	1.4	(32.3)
Dividends	—	—		(31.1)	—	—	(31.1)	—	(31.1)
Issuance of subordinate shares (Note 10)	17.9	(4.6)		—	—	—	13.3	—	13.3
Repurchase of subordinate shares (Note 10)	(16.6)	—		(202.0)	—	—	(218.6)	—	(218.6)
Stock-based compensation	—	8.9	[a]	—	—	—	8.9	—	8.9

Balance as at July 31, 2024	$249.8	$76.1		$210.7	$1.3	$9.8	$547.7	$6.4	$554.1
[a] Includes $0.4 million of income tax recovery. For the six-month period ended July 31, 2023
	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus		Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2023	$255.8	$58.8		$175.5	$7.4	$37.4	$534.9	$5.2	$540.1
Net income	—	—		491.9	—	—	491.9	1.3	493.2
Other comprehensive income (loss)	—	—		5.9	(1.5)	35.6	40.0	(1.3)	38.7
Total comprehensive income (loss)	—	—		497.8	(1.5)	35.6	531.9	—	531.9
Dividends	—	—		(28.1)	—	—	(28.1)	—	(28.1)
Issuance of subordinate shares (Note 10)	21.0	(5.7)		—	—	—	15.3	—	15.3
Repurchase of subordinate shares (Note 10)	(14.6)	(73.0)		(201.6)	—	—	(289.2)	—	(289.2)
Stock-based compensation	—	11.5	[a]	—	—	—	11.5	—	11.5

Balance as at July 31, 2023	$262.2	$(8.4)		$443.6	$5.9	$73.0	$776.3	$5.2	$781.5

  [a] Includes $0.6 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Six-month periods ended
	Notes	July 31, 2024	July 31, 2023

OPERATING ACTIVITIES
Net income (loss)		$(0.2)	$493.2
Non-cash and non-operating items:
Depreciation expense		210.7	188.1
Income tax expense	17	23.8	117.2
Foreign exchange (gain) loss on long-term debt		81.9	(33.6)
Interest expense	16	91.3	86.2
Other		10.1	2.1
Cash flows generated from operations before changes in working capital		417.6	853.2
Changes in working capital:
Decrease in trade and other receivables		268.0	193.5
Increase in inventories		(28.5)	(79.7)
Increase in other assets		(41.9)	(26.3)
Decrease in trade payables and accruals		(236.1)	(162.4)
Increase in other financial liabilities		9.6	8.7
Increase in provisions		5.6	174.0
Decrease in other liabilities		(34.2)	(22.1)
Cash flows generated from operations		360.1	938.9
Income taxes paid, net of refunds		(107.1)	(190.7)
Net cash flows generated from operating activities		253.0	748.2

INVESTING ACTIVITIES
Additions to property, plant and equipment		(165.3)	(204.9)
Additions to intangible assets		(15.5)	(15.5)
Other		0.1	4.9
Net cash flows used in investing activities		(180.7)	(215.5)

FINANCING ACTIVITIES
Issuance of long-term debt	9	3.2	3.3
Repayment of long-term debt	9	(29.5)	(29.5)
Repayment of lease liabilities		(26.3)	(23.4)
Interest paid		(88.6)	(83.4)
Issuance of subordinate voting shares		13.3	15.3
Repurchase of subordinate voting shares	10	(215.1)	(210.4)
Dividends paid		(31.1)	(28.1)
Other		(4.7)	0.5
Net cash flows used in financing activities		(378.8)	(355.7)
Effect of exchange rate changes on cash and cash equivalents		(19.9)	9.2
Net increase (decrease) in cash and cash equivalents		(326.4)	186.2
Cash and cash equivalents at the beginning of period		491.8	202.3
Cash and cash equivalents at the end of period		$165.4	$388.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft, Pinion gearboxes and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2024 and 2023 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2024 and 2023 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2024 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On September 5, 2024, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2024 and 2023.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	July 31, 2024	January 31, 2024
Restricted investments [a]	$14.0	$13.4
Derivative financial instruments	54.5	79.0
Advances to suppliers related to property, plant and equipment	24.1	22.2
Other	53.0	41.6
Total other financial assets	$145.6	$156.2
Current	117.2	106.6

Non-current	28.4	49.6
Total other financial assets	$145.6	$156.2

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to derivative financial instruments and restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	July 31, 2024	January 31, 2024
Materials and work in progress	$952.6	$834.9
Finished products	877.3	929.7
Parts, accessories and apparel	384.6	391.0
Total inventories	$2,214.5	$2,155.6

The Company recognized in the condensed consolidated interim statements of net income during the three- and six-month periods ended July 31, 2024, a write-down on inventories of $14.2 million and $29.9 million respectively ($7.1 million and $14.4 million respectively during the three- and six-month periods ended July 31, 2023).

5.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	July 31, 2024	January 31, 2024
Prepaids	$69.7	$47.9
Deferred financing cost	6.7	3.1
Other	9.2	8.2
Total other assets	$85.6	$59.2
Current	80.2	57.7

Non-current	5.4	1.5
Total other assets	$85.6	$59.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	REVOLVING CREDIT FACILITIES

On May 10, 2024, the Company amended its $1,500.0 million Revolving Credit Facilities to extend the maturity from May 2026 to May 2029, update the pricing grid to incorporate the transition to the Canadian Overnight Repo Rate Average (“CORRA”) and certain other amendments that align with market practice.

As at July 31, 2024, the Company had no outstanding indebtedness under its $1,500.0 million Revolving Credit Facilities and has no outstanding bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	CORRA (defined as the Daily Compounded CORRA or the forward-looking term rate based on CORRA plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at July 31, 2024, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	Term SOFR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	CORRA plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at EURIBOR plus 1.70% per annum.

As at July 31, 2024, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,399.1 million as at July 31, 2024.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	July 31, 2024	January 31, 2024
Product-related	$890.9	$863.9
Restructuring	8.3	4.4
Other	40.4	46.9
Total provisions	$939.6	$915.2
Current	804.8	766.7
Non-current	134.8	148.5
Total provisions	$939.6	$915.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2024	$863.9	$4.4	$46.9	$915.2
Expensed during the period	637.3	31.1	25.7	694.1
Paid during the period	(632.6)	(27.0)	(15.1)	(674.7)
Reversed during the period	(2.6)	(0.3)	(18.2)	(21.1)
Effect of foreign currency exchange rate changes	21.7	0.1	1.1	22.9
Unwinding of discount and effect of changes in discounting estimates	3.2	—	—	3.2
Balance as at July 31, 2024	$890.9	$8.3	$40.4	$939.6

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	July 31, 2024	January 31, 2024
Dealer holdback programs and customer deposits	$45.9	$40.1
Due to Bombardier Inc.	22.5	22.4
Derivative financial instruments	29.4	7.8
Non-controlling interest liability	30.5	26.4
Other	18.0	14.2
Total other financial liabilities	$146.3	$110.9
Current	69.9	45.8
Non-current [a]	76.4	65.1
Total other financial liabilities	$146.3	$110.9

[a]  The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT

As at July 31, 2024 and January 31, 2024, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

July 31, 2024
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	7.44%	7.72%	U.S. $465.7	$643.1	[a]
Term Loan B-2	December 2029	8.09%	8.43%	U.S. $491.3	678.3	[a]
Term Loan B-3	January 2031	8.09%	8.24%	U.S. $992.5	1,360.5	[a]
Term Loans	Dec. 2024 to Dec. 2030	0.93% to 4.93%	1.90% to 6.50%	€98.7	142.8
Total long-term debt					$2,824.7
Current					60.3
Non-current					2,764.4
Total long-term debt					$2,824.7
[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $9.8 million for Term Loan B-3.
January 31, 2024
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	7.43%	7.71%	U.S. $465.7	$623.4	[a]
Term Loan B-2	December 2029	8.08%	8.41%	U.S. $493.8	661.0	[a]
Term Loan B-3	January 2031	8.08%	8.23%	U.S. $997.5	1,325.3	[a]
Term Loans	Mar. 2024 to Dec. 2030	0.87% to 5.14%	1.90% to 6.28%	€109.1	153.4
Total long-term debt					$2,763.1
Current					58.1
Non-current					2,705.0
Total long-term debt					$2,763.1

[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $10.0 million for Term Loan B-3.

The following table explains the changes in long-term debt during the six-month period ended July 31, 2024:

		Statement of cash flows		Non-cash changes
	Carrying amount as at January 31, 2024	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at July 31, 2024
Term Facility	$2,609.7	$—	$(10.3)	$81.9	$0.6	$2,681.9
Term Loans	153.4	3.2	(19.2)	4.2	1.2	142.8
Total	$2,763.1	$3.2	$(29.5)	$86.1	$1.8	$2,824.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

As at July 31, 2024, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

As at July 31, 2024, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.50%

As at July 31, 2024, the cost of borrowing under the Term Loan B-3 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $7.5 million ($10.3 million) during the six-month period ended July 31, 2024. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at July 31, 2024 and 2023, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the six-month period ended July 31, 2024, the Company entered into term loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €2.2 million ($3.2 million) with an interest rate varying between 2.50% and 4.27% with maturity dates varying from March 2028 to December 2028. The Company recognized a grant of €0.1 million ($0.2 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2024	34,808,553	$245.3
Issued upon exercise of stock options	391,437	17.9
Issued in exchange of multiple voting shares	1,628,558	0.1
Repurchased under the normal course issuer bid program	(2,346,799)	(16.6)
Balance as at July 31, 2024	34,481,749	$246.7

Multiple voting shares
Balance as at January 31, 2024	40,147,916	$3.2
Exchanged for subordinate voting shares	(1,628,558)	(0.1)
Balance as at July 31, 2024	38,519,358	$3.1

Total outstanding as at July 31, 2024	73,001,107	$249.8

a)	Normal course issuer bid program (“NCIB”)

During the six-month period ended July 31, 2024, the Company completed the NCIB that was announced and started during the fiscal year ended January 31, 2024 and repurchased for cancellation 2,346,799 subordinate voting shares, for a total consideration of $218.6 million, of which $3.5 million in taxes is unpaid.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions.

Of the total consideration of $218.6 million, $16.6 million represents the carrying amount of the shares repurchased and $202.0 million represents the amount charged to retained earnings.

b)	Secondary offering

On April 19, 2024, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 128,558 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,628,558 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $1.0 million of fees and expenses related to this secondary offering.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	SHARE BASED PAYMENT PLANS

The Company has two share-based payment plans: pursuant to its stock option plan, the Company has made equity-settled stock option grants, and pursuant to its recently adopted share unit plan, it has made cash-settled restricted share unit awards.

a)	Stock options

During the six-month period ended July 31, 2024 and 2023, the Company granted respectively 417,870 and 576,100 stock options to eligible officers and employees to acquire subordinate voting shares at an average exercise price of $98.67 and $103.78 respectively. The fair value of the options at the grant date was $39.98 and $41.99, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

b)	Restricted share units

During the six-month period ended July 31, 2024, the Company granted 167,800 restricted share units. The restricted share units were granted to eligible employees at a share price of $98.67 and will fully vest after three years of continuous employment from the date of the grant. The associated compensation expense and liability are recognized over the three-year vesting period. To mitigate the impact of share price variation on this payment plan, the Company secured hedging contracts.

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended July 31, 2024	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,785.1	$59.4	$(2.6)	$1,841.9
Cost of sales	1,388.4	79.6	(2.6)	1,465.4
Gross profit (loss)	396.7	(20.2)	—	376.5

Total operating expenses				302.1
Operating income				74.4

Financing costs				50.1
Financing income				(4.0)
Foreign exchange loss on long-term debt				11.7
Income before income taxes				16.6
Income tax expense				9.4

Net income				$7.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended July 31, 2023	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,653.3	$126.9	$(2.2)	$2,778.0
Cost of sales	1,949.3	133.3	(2.2)	2,080.4
Gross profit (loss)	704.0	(6.4)	—	697.6

Total operating expenses				318.8
Operating income				378.8

Financing costs				47.2
Financing income				(6.1)
Foreign exchange gain on long-term debt				(77.0)
Income before income taxes				414.7
Income tax expense				76.0

Net income				$338.7

For the six-month period ended July 31, 2024	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,767.1	$112.5	$(6.0)	$3,873.6
Cost of sales	2,850.7	172.4	(6.0)	3,017.1
Gross profit (loss)	916.4	(59.9)	—	856.5

Total operating expenses				658.0
Operating income				198.5

Financing costs				98.8
Financing income				(5.8)
Foreign exchange loss on long-term debt				81.9
Income before income taxes				23.6
Income tax expense				23.8

Net loss				$(0.2)

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the six-month period ended July 31, 2023	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,963.4	$249.2	$(5.2)	$5,207.4
Cost of sales	3,629.1	262.4	(5.2)	3,886.3

Gross profit (loss)	1,334.3	(13.2)	—	1,321.1

Total operating expenses				660.4
Operating income				660.7

Financing costs				91.5
Financing income				(7.6)
Foreign exchange gain on long-term debt				(33.6)

Income before income taxes				610.4
Income tax expense				117.2

Net income				$493.2

13.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Net income (loss) attributable to shareholders	$6.6	$337.7	$(1.0)	$491.9

Weighted average number of shares	73,756,062	77,874,472	74,320,712	78,357,505

Earnings (loss) per share - basic	$0.09	$4.34	$(0.01)	$6.28
b) Diluted earnings per share Details of diluted earnings per share were as follows:
	Three-month periods ended		Six-month periods ended

	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Net income (loss) attributable to shareholders	$6.6	$337.7	$(1.0)	$491.9

Weighted average number of shares	73,756,062	77,874,472	74,320,712	78,357,505
Dilutive effect of stock options	966,767	1,381,385	1,050,907	1,471,227
Weighted average number of diluted shares	74,722,829	79,255,857	75,371,619	79,828,732

Earnings (loss) per share - diluted	$0.09	$4.26	$(0.01)	$6.16

Excluded from the above calculation are 1,884,300 options for the three- and six-month periods ended July 31, 2024 (1,451,175 and 1,567,200 options for the three- and six-month periods ended July 31, 2023, respectively), which were deemed to be anti-dilutive.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Powersports
Year-Round Products	$985.0	$1,461.6	$2,142.8	$2,794.9
Seasonal Products	541.8	897.5	1,076.9	1,589.4
Powersports PA&A and OEM Engines	258.3	294.2	547.4	579.1
Marine	56.8	124.7	106.5	244.0
Total	$1,841.9	$2,778.0	$3,873.6	$5,207.4
The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations.
	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
United States	$1,076.5	$1,742.6	$2,283.3	$3,239.2
Canada	269.0	455.9	539.4	782.4
Europe	231.9	281.1	515.4	604.4
Asia Pacific	141.2	172.6	279.9	331.0
Latin America	120.0	121.9	249.0	242.6
Other	3.3	3.9	6.6	7.8
	$1,841.9	$2,778.0	$3,873.6	$5,207.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Foreign exchange (gain) loss on working capital elements	$(5.4)	$15.7	$(13.8)	$13.3
(Gain) loss on forward exchange contracts	7.1	(9.5)	16.2	7.8
Restructuring costs	14.6	—	30.8	—
Other	3.8	(1.0)	4.0	(2.3)
Total	$20.1	$5.2	$37.2	$18.8

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Interest on long-term debt	$42.7	$40.5	$84.3	$79.0
Interest on lease liabilities	2.2	1.9	4.2	3.8
Net interest on employee future benefit liabilities	1.5	1.7	3.0	3.2
Interest and commitment fees on revolving credit facilities	1.4	1.7	2.8	3.4
Other	2.3	1.4	4.5	2.1
Financing costs	50.1	47.2	98.8	91.5

Financing income	(4.0)	(6.1)	(5.8)	(7.6)
Net financing costs	$46.1	$41.1	$93.0	$83.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Current income tax expense (recovery)
Related to current year	$(6.4)	$69.0	55.9	$143.6
Related to prior years	(2.0)	4.0	(1.8)	(2.1)
	(8.4)	73.0	54.1	141.5

Deferred income tax expense (recovery)
Temporary differences	16.0	11.8	(41.9)	(20.7)
Effect of income tax rate changes on deferred income taxes	—	(0.1)	—	(0.1)
Increase (decrease) in valuation allowance	1.8	(8.7)	11.6	(3.5)
	17.8	3.0	(30.3)	(24.3)
Income tax expense	$9.4	$76.0	$23.8	$117.2

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Six-month periods ended
	July 31, 2024		July 31, 2023		July 31, 2024		July 31, 2023

Income taxes calculated at statutory rates	$4.4	26.5%	$109.9	26.5%	$6.3	26.5%	$161.8	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(3.8)		(0.5)		(2.5)		(3.1)
Effect of income tax rate changes on deferred income taxes	—		(0.1)		—		(0.1)
Increase (decrease) in valuation allowance	1.8		(8.7)		11.6		(3.5)
Recognition of income taxes on foreign currency translation	12.7		(3.5)		6.3		(13.8)
Recognition of income taxes on inflation	(0.8)		0.5		(2.4)		(1.1)
Permanent differences [a]	(3.4)		(9.8)		6.2		(4.1)
Recognition of tax incentives	—		(11.7)		—		(20.5)
Other	(1.5)		(0.1)		(1.7)		1.6
Income tax expense	$9.4		$76.0		$23.8		$117.2

[a]	The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at July 31, 2024
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$14.0	$14.0

Non-controlling interest liability (Note 8)	Level 3	$(30.5)	$(30.5)

Derivative financial instruments
Forward exchange contracts
Favourable		$10.7	$10.7
(Unfavourable)		(29.4)	(29.4)
Interest rate cap		43.6	43.6
Total return swap		0.2	0.2
	Level 2	$25.1	$25.1

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(2,681.9)	$(2,691.6)
Term Loans (Note 9)	Level 2	(142.8)	(145.2)
		$(2,824.7)	$(2,836.8)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, and dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

Cash includes $4.6 million held by BRP Saint Petersburg LLC ($5.4 million as at January 31, 2024). This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at July 31, 2024:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,225.3	$—	$—	$—	$1,225.3
Long-term debt (including interest)	231.1	1,155.8	425.9	2,128.2	3,941.0
Lease liabilities (including interest)	56.4	83.9	42.9	40.3	223.5
Derivative financial instruments	22.2	7.2	—	—	29.4
Other financial liabilities	47.6	34.8	2.6	31.9	116.9
Total	$1,582.6	$1,281.7	$471.4	$2,200.4	$5,536.1